PREFERRED STOCK INVESTMENT AGREEMENT

        This Preferred Stock Investment Agreement (this "**Agreement**") is dated as of the Agreement Date and is between the Company and the Purchasers.

        The parties agree as follows:

        1.   **DEFINITIONS**. Capitalized terms used and not otherwise defined in this Agreement or the Exhibits and Schedules thereto have the meanings set forth in Exhibit A.

        2.   **INVESTMENT**. Subject to the terms and conditions of this Agreement, including the Agreement Terms set forth in Exhibit B, (i) each Purchaser shall purchase at the applicable Closing and the Company shall sell and issue to each Purchaser at such Closing that number of shares of Series CF Common Class B Stock equal to the Purchaser's Amount divided by the Purchase Price and (ii) each Purchaser and the Company agrees to be bound by the obligations set forth in this Agreement and to grant to the other parties hereto the rights set forth in this Agreement.

        3.   **ENTIRE AGREEMENT**. This Agreement (including the Exhibits and Schedules hereto) together with the Restated Charter constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

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EXHIBIT A
DEFINITIONS

1. OVERVIEW DEFINITIONS.

"**Agreement Date**" means _____.

"**Company**" means___Orion Electronics Company, Inc_____.

"**Governing Law**" means the laws of the state of __Ohio_____.

"**Dispute Resolution Jurisdiction**" means the federal or state courts located in__Ohio.___

"**State of Incorporation**" means _Delaware_____.

"**Stock Plan**" means _Orion Electronics Company Inc Stock Plan_____ *[Name of company's plan]*

2. INVESTMENT DEFINITIONS.

"**Amount**" means the total dollar amount invested by a Purchaser in the Company under this Agreement.

"**Major Purchaser Dollar Threshold**" means $__10,000___.

"**Target Minimum Raise**" means $ 10,000_____.

"**Maximum Raise Amount**" means $_250,000_____ .

"**Offering End Date**" means __01/31/2021_____.

"**Purchase Price**" means $__0.25 USD____per share (subject to any discounts applicable where all or a portion of such Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser).

3. CAP TABLE DEFINITIONS.

"**Common Shares Issued and Outstanding Pre-Money**" means 10,000,000____number of shares.

"**Total Post-Money Shares Reserved for Option Pool**" means __TBD__ number of shares.

"**Number of Issued And Outstanding Options**" means__TBD_____*(number)*.

"**Unallocated Post-Money Option Pool Shares**" means __TBD_____ *(number)*.

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EXHIBIT B

AGREEMENT TERMS

1.   PURCHASE AND SALE OF Series CF Common Class B STOCK.

1.1.   Sale and Issuance of Series CF Common Class B Stock.

1.1.1.   The Company shall adopt and file the Company's restated organizational documents, as applicable (e.g. certificate of incorporation), in substantially the form of <u>Exhibit C</u> attached to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time) (the "**Restated Charter**") with the Secretary of State of the State of Incorporation on or before the Initial Closing.

1.1.2.   Subject to the terms and conditions of this Agreement, each investor entering into this Agreement (each, a "**Purchaser**") shall purchase at the applicable Closing and the Company agrees to sell and issue to each Purchaser at such Closing that number of shares Series CF Common Class B Stock of the Company ("**Series CF Common Class B Stock**"), rounded down to the nearest whole share, equal to the Amount divided by the Purchase Price.

1.1.3.   Purchasers shall submit payment to Wunderfund, Inc on behalf the Company by ACH electronic transfer, wire transfer of immediately available funds, or other means approved by the Company prior to the Offering End Date in the Amount of Purchaser's subscription. Wunderfund, Inc will transfer all such funds to North Capital Investment Technology, Inc. (the "**Escrow Agent**") and remain in escrow until the Target Minimum is met for the offering of the Series CF Common Class B Stock. In the event the Target Minimum has not been met by the Offering End Date, any money tendered by Purchasers in the offering under this Agreement will be promptly returned by the Escrow Agent to the Purchasers.

1.1.4.   Each Purchaser's subscription may be accepted or rejected in whole or in part, at any time prior to a Close (as hereinafter defined), by the Company in its sole discretion. In addition, the Company, in its sole discretion, may allocate to a Purchaser only a portion of the number of Series CF Common Class B Stock the Purchaser has subscribed to purchase.   The Company will notify Purchaser whether this subscription is accepted (whether in whole or in part) or rejected. If a Purchaser's subscription is rejected, Purchaser's payment (or portion thereof if partially rejected) will be returned to Purchaser without interest and all of Purchaser's payment (or portion thereof if partially rejected) will be returned to Purchaser without interest and all of Purchaser's obligations hereunder relating to the rejected portion of the subscription shall terminate.

1.2.   Closing; Delivery.

1.2.1.   The initial purchase and sale of the shares of Series CF Common Class B Stock hereunder shall take place remotely via the exchange of electronic or physical documents and signatures at the Closing on which one or more Purchasers execute counterpart signature pages to this Agreement and deliver the Amount to the Company as set forth herein, and Company accepts Purchaser's subscriptions (which date is referred to herein as the "**Initial Closing**").

1.2.2.   At any time and from time to time immediately following the Initial Closing up until the Offering End Date (the "**Additional Closing Period**"), the Company may, at one or more additional closings (each an "**Additional Closing**" and together with the Initial Closing, each, a "**Closing**"), without obtaining the signature, consent or permission of any of the Purchasers in the Initial Closing or any prior Additional Closing, offer and sell to other investors (the "**New Purchasers**"), at a per share purchase price equal to the Purchase Price, a dollar amount up to the Maximum Raise Amount less the Purchase Price multiplied by the number of shares of Series CF Common Class B Stock actually issued and sold by the Company at the Initial Closing and any prior Additional Closings. New Purchasers may include persons or entities who are already Purchasers under this Agreement. The Company and each of the New Purchasers purchasing shares of Series CF Common Class B Stock at each Additional Closing will execute counterpart signature pages to this Agreement and each New Purchaser will, upon delivery by such New Purchaser and acceptance by the Company of such New Purchaser's signature page and delivery of the Purchase Price by such New Purchaser to the Company, become a party to, and bound by, this Agreement to the same extent as if such New Purchaser had been a Purchaser at the Initial Closing and each such New Purchaser shall be deemed to be a Purchaser for all purposes under this Agreement as of the date of the applicable Additional Closing.

        1.2.3.   Upon each successful Closing, the Escrow Agent shall release each Purchaser's funds to the Company, provided the Target Minimum has been met on or before the Offering End Date in the Regulation CF offering. Each Purchaser shall receive notice of the digital entry of the number of shares of Series CF Common Class B Stock on the books and records of the Company.

2.   **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as <u>Exhibit D</u> to this Agreement (the "**Disclosure Schedule**"), if any, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the Agreement Date, except as otherwise indicated.

        2.1.   **Organization, Good Standing, Corporate Power and Qualification**. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Incorporation and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify or be in good standing would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

        2.2.   **Capitalization**.

        2.2.1.   The authorized capital of the Company consists, immediately prior to the Agreement Date (unless otherwise noted), of the following:

        (a)   The common stock of the Company (the "**Common Stock**") is equal to the sum of (a) the Common Shares Issued and Outstanding Pre-Money that are issued and outstanding as of immediately prior to the Agreement Date, (b) the number of shares of Common Stock which are issuable on conversion of shares of the Series CF Common Class B Stock have been reserved for issuance upon conversion of the Series CF Common Class B Stock and (c) the Total Post-Money Shares Reserved for Option Pool that have been reserved for issuance pursuant to the Stock Plan, and of such Total Post-Money Shares Reserved for Option Pool, that number of shares of Common Stock equal to the Number of Issued And Outstanding Options are currently subject to outstanding options and that number of shares of Common Stock equal to the Unallocated Post-Money Option Pool Shares remain available for future issuance to officers, directors, employees and consultants pursuant to the Stock Plan. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and were issued in material compliance with all applicable federal and state securities laws. The Stock Plan has been duly adopted by the Board of Directors of the Company (the "**Board**") and approved by the Company's stockholders.

(b)   The shares of the preferred stock of the Company (the "**Preferred Stock**"), all of which is designated as Series CF Common Class B Stock, are not issued and outstanding immediately prior to the Agreement Date.

2.2.2.   There are no outstanding preemptive rights, options, warrants, conversion privileges or rights (including but not limited to rights of first refusal or similar rights), orally or in writing, to purchase or acquire any securities from the Company including, without limitation, any shares of Common Stock, or Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or Preferred Stock, except for (a) the conversion privileges of the Series CF Common Class B Stock pursuant to the terms of the Restated Charter and (b) the securities and rights described in this Agreement.

2.3.   **Subsidiaries**. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4.   **Authorization**. All corporate action has been taken, or will be taken prior to the applicable Closing, on the part of the Board and stockholders that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under this Agreement. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.5.   **Valid Issuance of Shares**. The shares of Series CF Common Class B Stock, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to filings pursuant to Regulation Crowdfunding of the Securities Act of 1933, as amended (the "**Securities Act**"), and applicable state securities laws, the offer, sale and issuance of the shares of Series CF Common Class B Stock to be issued pursuant to and in conformity with the terms of this Agreement and the issuance of the Common Stock, if any, to be issued upon conversion thereof for no additional consideration and pursuant to the Restated Charter, will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the shares of Series CF Common Class B Stock has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Charter, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of this Agreement, and subject to filings pursuant to Regulation Crowdfunding of the Securities Act and applicable state securities laws, the Common Stock issuable upon conversion of the shares of Series CF Common Class B Stock will be issued in compliance with all applicable federal and state securities laws.

2.6.   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

2.7.   Intellectual Property. The Company owns or possesses sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted (the "**Company Intellectual Property**") without any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "**Intellectual Property**") of any other party, except that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications the foregoing representation is made to the Company's knowledge only.   Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other person.

2.8.   Employee and Consultant Matters.   Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information. No current or former employee or consultant has excluded any work or invention from his or her assignment of inventions. To the Company's knowledge, no such employees or consultants is in violation thereof. To the Company's knowledge, none of its employees is obligated under any judgment, decree, contract, covenant or agreement that would materially interfere with such employee's ability to promote the interest of the Company or that would interfere with such employee's ability to promote the interests of the Company or that would conflict with the Company's business. To the Company's knowledge, all individuals who have purchased unvested shares of the Company's Common Stock have timely filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended.

2.9.   Compliance with Other Instruments. The Company is not in violation or default (a) of any provisions of the Restated Charter or the Company's bylaws, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party that is required to be listed on the Disclosure Schedule, or, (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10. **Title to Property and Assets**. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

2.11. **Agreements**. Except for this Agreement, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party that involve (a) obligations (contingent or otherwise) of, or payments to, the Company in excess of $50,000, (b) the license of any Intellectual Property to or from the Company other than licenses with respect to commercially available software products under standard end-user object code license agreements or standard customer terms of service and privacy policies for Internet sites, (c) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other person, or that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (d) indemnification by the Company with respect to infringements of proprietary rights other than standard customer or channel agreements (each, a "**Material Agreement**"). The Company is not in material breach of any Material Agreement. Each Material Agreement is in full force and effect and is enforceable by the Company in accordance with its respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies.

2.12. **Liabilities**. The Company has no liabilities or obligations, contingent or otherwise, in excess of $25,000 individually or $100,000 in the aggregate.

3. **REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASERS**. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows.

3.1. **Authorization**. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2. **Purchase Entirely for Own Account**. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the shares of Series CF Common Class B Stock to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same, except in compliance with applicable laws. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the shares of Series CF Common Class B Stock. The Purchaser has not been formed for the specific purpose of acquiring the shares of Series CF Common Class B Stock.

3.3. **Disclosure of Information**. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the shares of Series CF Common Class B Stock with the Company's management. Nothing in this Section 3, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4.   Restricted Securities.   The Purchaser understands that the shares of Series CF Common Class B Stock have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein.   The Purchaser understands that the shares of Series CF Common Class B Stock are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, Series CF Common Class B Stock issued under Regulation Crowdfunding have a one year restrictions on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act).   The Purchaser acknowledges that the Company has no obligation to register or qualify the shares of Series CF Common Class B Stock, or the Common Stock into which it may be converted, for resale.   The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the shares of Series CF Common Class B Stock, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5.   No Public Market.   The Purchaser understands that no public market now exists for the shares of Series CF Common Class B Stock, and that the Company has made no assurances that a public market will ever exist for the shares of Series CF Common Class B Stock.

3.6.   Legends.   The Purchaser understands that the shares of Series CF Common Class B Stock and any securities issued in respect of or exchange for the shares of Series CF Common Class B Stock, may bear any one or more of the following legends: (a) any legend set forth in, or required by, this Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the shares of Series CF Common Class B Stock represented by the certificate so legended; and (c) the following legend:

"THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT").   THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT.   FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF THE INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE.   THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF ANY OTHER AGREEMENT OR OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING.   ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL."

3.7. **Investment Limits**. A Purchaser represents and warrants that it satisfied one of the following provisions:

3.7.1. Purchaser's net worth or annual income is less than $107,000, and the Amount Purchaser is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) $2,200, or (B) 5% of the lesser of your annual income or net worth.

3.7.2. Both Purchaser's net worth and annual income are more than $107,000, and the Amount Purchaser is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

3.8. **Exculpation Among Purchasers**. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the shares of Series CF Common Class B Stock.

3.9. **Excluded Person**. Neither the Purchaser nor, if applicable, any beneficial owner of the Purchaser appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"). The Purchaser further represents that the monies used to fund the Purchaser's investment in the Company are, to the knowledge of the Purchaser, not derived from, invested for the benefit of, or related in any way to, governments of, or persons within, any country (a) under the U.S. Embargo enforced by OFAC, (b) that has been designated as a "non-cooperative country or territory" by the Financial Action Task Force on Money Laundering, or (c) that has been designated by the U.S. Secretary of the Treasury as a "primary money laundering concern." The Purchaser further represents that the Purchaser does not know or have any reason to suspect that (y) the monies used to fund the Purchaser's investment in the Company have been derived from or related to any illegal activities, including, but not limited to, money laundering activities, and (z) the proceeds of the Purchaser's investments in the Company will be used to finance any illegal activities. The Purchaser further acknowledges it is not subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act.

3.10. **Residence**. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on the signature page hereto; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on the signature page hereto. In the event that the Purchaser is not a resident of the United States, such Purchaser hereby agrees to make such additional representations and warranties relating to such Purchaser's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of any shares of Series CF Common Class B Stock by such Purchaser.

3.11. **Required Information**. Purchaser acknowledges it has received all the information necessary or appropriate for deciding whether to invest, and Purchaser represents that Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the Series CF Common Class B Stock and to obtain any additional information necessary to verify the accuracy of the information provided. Purchaser understands that the Series CF Common Class B Stock are being offered pursuant to a Form C filed with the SEC attached as Exhibit E, and acknowledges that it has reviewed and received a copy of such.

3.12. **Reliance on Advice**. The Purchaser acknowledges that it is not relying on the advice or recommendations of the Company or Wunderfund, Inc or the affiliates of either, and that the Purchaser has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

3.13. **Federal or State Agencies**. The Purchaser acknowledges that no federal or state agency has passed upon the merits or risks of purchasing the Series CF Common Class B Stock.

4. **COVENANTS OF THE COMPANY**.

4.1. **Information Rights**.

4.1.1. Basic Financial Information. The Company shall furnish to each Purchaser holding that number of shares equal to or in excess of the quotient determined by dividing (x) the Major Purchaser Dollar Threshold by (y) the Purchase Price, rounded up to the next whole share (a "**Major Purchaser**") and any entity that requires such information pursuant to its organizational documents when available (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

4.1.2. Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Purchaser by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights of any Purchaser whom the Company reasonably determines to be a competitor or an officer, employee, director, or holder of ten percent (10%) or more of a competitor. Each Purchaser shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Purchaser's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Purchaser's investment in the Company.

4.1.3. Inspection Rights. The Company shall permit each Major Purchaser to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Purchaser.

4.2. **Additional Rights and Obligations**. If the Company issues securities in its next equity financing after the date hereof (the "**Next Financing**") that (a) have rights, preferences or privileges that are more favorable than the terms of the shares of Series CF Common Class B Stock, such as pricebased anti-dilution protection, or (b) provide all such future investors other contractual terms such as registration rights, the Company shall provide substantially equivalent rights to the Purchasers with respect to the shares of Series CF Common Class B Stock (with appropriate adjustment for economic terms or other contractual rights), subject to such Purchaser's execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing (such documents, the "**Next Financing Documents**"). Any Major Purchaser will remain a Major Purchaser for all purposes in the Next Financing Documents to the extent such concept exists. Notwithstanding anything herein to the contrary, subject to the provisions of Section 8.10, upon the execution and delivery of the Next Financing Documents by Purchasers holding a majority of the then outstanding shares of Series CF Common Class B Stock held by all Purchasers, this Agreement (excluding any then-existing and outstanding obligations) shall be amended and restated by and into such Next Financing Documents and shall be terminated and of no further force or effect.

4.3. **Assignment of Company's Preemptive Rights**. The Company shall obtain at or prior to the Initial Closing, and shall maintain, a right of first refusal with respect to transfers of shares of Common Stock by each holder thereof, subject to certain standard exceptions. If the Company elects not to exercise its right of first refusal with respect to a proposed transfer of the Company's outstanding securities by any Stockholder, the Company shall assign such right of first refusal to the Major Purchasers. In the event of such assignment, each Major Purchaser shall have a right to purchase that portion of the securities proposed to be transferred by such Stockholder equal to the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series CF Common Class B Stock owned by such Major Purchaser, to (b) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series CF Common Class B Stock owned by all Major Purchasers.

4.4. **Reservation of Common Stock**. The Company shall at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Series CF Common Class B Stock, the number of shares of Common Stock which are issuable on conversion of shares of the Series CF Common Class B Stock, regardless of whether or not all such shares have been issued at such time.

5. **RESTRICTIONS ON TRANSFER; DRAG ALONG**.

5.1. **Limitations on Disposition**. Each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the shares of Series CF Common Class B Stock and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "**Securities**") or any assignee of record of Securities (each such person, a "**Holder**") shall not make any disposition of all or any portion of any Securities unless:

(a)   there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b)   such Holder has notified the Company of the proposed disposition and has furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

Notwithstanding the provisions of Sections 5.1(a) and (b), no such registration statement or opinion of counsel will be required: (i) for any transfer of any Securities in compliance with the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, a corporation, or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company, or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member, or stockholder, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will, or intestate succession by any Holder to the Holder's spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that, in the case of clauses (ii) and (iii), the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Purchaser under this Agreement.

5.2. **"Market Stand-Off" Agreement**. To the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 5.2 will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this Section 5.2, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 5.2 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

5.3. **Drag Along Right**. If a Deemed Liquidation Event (as defined in the Restated Charter) is approved by each of (i) the holders of a majority of the shares of Common Stock then outstanding (other than those issued or issuable upon conversion of the shares of Series CF Common Class B Stock), (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series CF Common Class B Stock then outstanding and (iii) the Board, then each Stockholder shall vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Stockholder (collectively, the "**Shares**") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 5.3, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 5.3 will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company. "**Stockholder**" means each Holder and any transferee thereof.

5.4. **Exceptions to Drag Along Right**. Notwithstanding the foregoing, a Stockholder need not comply with Section 5.3 above in connection with any proposed Sale of the Company (the "**Proposed Sale**") unless:

(a) any representations and warranties to be made by the Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares the Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and, (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(b) the Stockholder will not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(c) the liability for indemnification, if any, of the Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of the Series CF Common Class B Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(d) liability will be limited to the Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with the Proposed Sale in accordance with the provisions of the Restated Charter) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to the Stockholder in connection with the Proposed Sale, except with respect to claims related to fraud by the Stockholder, the liability for which need not be limited as to the Stockholder;

(e)   upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of Series CF Common Class B Stock elect otherwise, (ii) each holder of a series of Series CF Common Class B Stock will receive the same amount of consideration per share of such series of Series CF Common Class B Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least a majority of the Series CF Common Class B Stock elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Charter in effect immediately prior to the Proposed Sale.

6.   **PARTICIPATION RIGHT**.

6.1.   General. Each Major Purchaser has the right of first refusal to purchase the Major Purchaser's Pro Rata Share of any New Securities (as defined below) that the Company may from time to time issue after the date of this Agreement, provided, however, the Major Purchaser will have no right to purchase any such New Securities if the Major Purchaser cannot demonstrate to the Company's reasonable satisfaction that such Major Purchaser is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act or that the Purchaser is within the limits of Regulation Crowdfunding, as applicable. A Major Purchaser's "**Pro Rata Share**" for means the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series CF Common Class B Stock owned by such Major Purchaser, to (b) the Common Stock.

6.2.   New Securities. "**New Securities**" means any Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; provided, however, that "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the Agreement Date and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the Agreement Date to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) shares of the Company's Series CF Common Class B Stock issued pursuant to this Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

6.3.   Procedures. If the Company proposes to undertake an issuance of New Securities, it shall give notice to each Major Purchaser of its intention to issue New Securities (the "**No-**

tice"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue the New Securities. Each Major Purchaser will have (10) days from the date of notice, to agree in writing to purchase such Major Purchaser's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Purchaser's Pro Rata Share).

6.4.   **Failure to Exercise**. If the Major Purchasers fail to exercise in full the right of first refusal within the 10day period, then the Company will have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Purchasers' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Purchasers. If the Company has not issued and sold the New Securities within the 120day period, then the Company shall not thereafter issue or sell any New Securities without again first offering those New Securities to the Major Purchasers pursuant to this Section 6.

7.   **ELECTION OF BOARD OF DIRECTORS**.

Subject to the rights of the stockholders to remove a director for cause in accordance with applicable law, during the term of this Agreement, each Stockholder shall vote (or consent pursuant to an action by written consent of the stockholders) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by the Stockholder and the number of shares of capital stock that Holders of the Series CF Common Class B Stock would hold if all Series CF Common Class B Stock was converted into common stock in accordance with the Restated Charter (collectively, the "**Voting Shares**"), or to cause the Voting Shares to be voted, in such manner as may be necessary to elect (and maintain in office) as the members of the Board that number of individuals set forth in the Company's applicable governance documents.

Subject to the rights of the stockholders of the Company to remove a director for cause in accordance with applicable law, during the term of this Agreement, a Stockholder shall not take any action to remove an incumbent Board Designee or to designate a new Board Designee unless such removal or designation of a Board Designee is approved in a writing signed by the parties entitled to designate the Board Designee. Each Stockholder hereby appoints, and shall appoint, the thencurrent Chief Executive Officer of the Company, as the Stockholder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all shares of the Company's capital stock held by the Stockholder as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of the Stockholder if, and only if, the Stockholder (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of the Stockholder's Voting Shares or execute such other instruments in accordance with the provisions of this Agreement within five days of the Company's or any other party's written request for the Stockholder's written consent or signature. The proxy and power granted by each Stockholder pursuant to this Section are coupled with an interest and are given to secure the performance of the Stockholder's duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any Stockholder is an individual, will survive the death, incompetency and disability of such Stockholder and, so long as any Stockholder is an entity, will survive the merger or reorganization of the Stockholder or any other entity holding Voting Shares.

8.   **GENERAL PROVISIONS**.

8.1.   **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Stockholder may transfer Shares unless each transferee agrees to be bound by the terms of this Agreement.

8.2. **Governing Law**. This Agreement is governed by the Governing Law, regardless of the laws that might otherwise govern under applicable principles of choice of law.

8.3. **Counterparts; Facsimile or Electronic Signature**. This Agreement may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

8.4. **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections within this set of Agreement Terms shall be deemed to be references to the sections of this set of Agreement Terms contained in Exhibit B to the Agreement, unless otherwise specifically stated herein.

8.5. **Notices**. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as set forth on the signature page, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 8.5.

8.6. **Attorneys' Fees**. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

8.7. **Amendments and Waivers**. Except as specified in Section 1.2.2, any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Purchasers holding a majority of the then-outstanding shares of Series CF Common Class B Stock (or Common Stock issued on conversion thereof). Notwithstanding the foregoing, the addition of a party to this Agreement pursuant to a transfer of Shares in accordance with Section 8.1 will not require any further consent. Any amendment or waiver effected in accordance with this Section 8.7 will be binding upon the Purchasers, the Key Holders, each transferee of the shares of Series CF Common Class B Stock (or the Common Stock issuable upon conversion thereof) or Common Stock from a Purchaser or Key Holders, as applicable, and each future holder of all such securities, and the Company. It is specifically intended that entering into the Next Financing Agreements in a form substantially similar to the form agreements set as forth as Model Legal Documents on http:// www. nvca. org shall be considered an amendment to this Agreement provided that it is done in accordance with this Section 8.7.

8.8. **Severability**. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

8.9.   **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

8.10.   **Termination**. Unless terminated earlier pursuant to the terms of this Agreement, (x) the rights, duties and obligations under Sections 4, 6 and 7 will terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act, (y) notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) will terminate upon the closing of a Deemed Liquidation Event as defined in the Company's Restated Charter, as amended from time to time and (z) notwithstanding anything to the contrary herein, Section 1, Section 2, Section 3, Section 4.1.2 and this Section 8 will survive any termination of this Agreement.

8.11.   **Dispute Resolution**. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the Dispute Resolution Jurisdiction for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

8.12   **Signing Process.** Each Purchaser, by providing the Purchaser's name, subscription Amount, confirms such investment through the platform provided by Wunderfund, Inc and has signed this Agreement electronically.   Purchaser agrees that the Purchaser's electronic signature is the legal equivalent of the Purchaser's manual signature of this Agreement. By confirming, the Purchaser consents to be bound by the terms and conditions of the purchases described in this Agreement. Alternatively, if Purchaser is not signing this Agreement electronically through the portal, Purchaser may execute a counterpart signature page to this Agreement and deliver it and the Purchase Price to the Company. The Company may accept investments up to the Maximum Raise Amount until the Offering End Date.

[PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date of the earliest date it signed by the Company and the applicable Purchaser.

<u>**THE COMPANY**</u>**:**

Signed: /s/   Paul Perkins

Name: Paul Perkins

Title: CEO

Address: 57 E McMicken Ave, Apt 4R

            Cincinnati, OH 45202

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date of the earliest date it signed by the Company and the applicable Purchaser.

PURCHASERS:

FOR ENTITY INVESTOR

Signed: _____

Name: _____

Email: _____

If **INDIVIDUAL:**

Date of Birth: _____

If **ENTITY:**

Company: _____

EIN: _____

Address: _____

_____

_____

Shares Purchased: _____

Amount Invested: _____

Accredited Investor? _____

Shares Purchased: _____

Amount Invested: _____

                                                    <u>Check One</u>

                    Accredited Investor   [____]

                    Unaccredited Investor   [____]

<u>EXHIBIT C</u>

FORM OF RESTATED CHARTER

EXHIBIT D

DISCLOSURE SCHEDULE

See next page – if no next page, then there are no disclosures.

This Disclosure Schedule (this "**Disclosure Schedule**") is delivered by the Company in connection with the sale of shares of the Company's Series CF Common Class B Stock on or about the Agreement Date by the Company. This Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in Exhibit B of the Agreement, and the disclosures in any section of this Disclosure Schedule qualify other sections in Exhibit B of the Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections. Where any representation or warranty is limited or qualified by the materiality of the matters to which the representation or warranty are given, the inclusion of any matter in this Disclosure Schedule does not constitute an admission by the Company that such matter is material. Unless otherwise defined herein, any capitalized terms in this Disclosure Schedule have the same meanings assigned to those terms in the Agreement. Nothing in this Disclosure Schedule constitutes an admission of any liability or obligation of the Company to any third party, or an admission against the Company's interests.

EXHIBIT E

FORM C
(See Attached)

Investor Benefit Agreement

This Investor Benefit Agreement ("**Agreement**"), is effective as of [_____] (the "**Effective Date**") by and between [___Orion Electronics Company, Inc._____] ("Company"), a [Delaware_____] *(state)* corporation, and [_____], ("**Investor**"). For good and valuable consideration the receipt and sufficiency of which the parties acknowledge, the parties hereby agree as follows:

1. **Investment Agreement**. On or before the Effective Date, Company and Investor entered into a:

   [   ]   Loan Agreement
   [   ]   Revenue Loan Agreement
   [   ]   SAFE (Simple Agreement for Future Equity)
   [X]   Equity Investment Agreement
   [   ]   Other: _____

   dated [_____] (the "**Investment Agreement**") pursuant to which Investor invested in or loaned Company [U.S.$_____] (the "**Investment Amount**") .

2. **Investment Benefits**. By entering into the Investment Agreement, Company may offer Investor one or more of the following benefits as described in **Exhibit A** attached.

3. **Term.** This Agreement, and all of the terms set forth in this Agreement, will terminate upon the termination date of the Investment Agreement.

4. **General Provisions.**
   a. **Governing Law.** This Agreement shall be governed by the laws of the State of [_____OHIO_____], excluding its conflict of law provisions. For any disputes arising out of this Agreement, the parties consent to the personal and exclusive jurisdiction of, and venue in, the state and federal courts located in [___OHIO_____] [STATE].

   b. **Severability.** If any provision of this Agreement is, for any reason, held to be invalid or unenforceable, the other provisions of this Agreement will be unimpaired and the invalid or unenforceable provision will be deemed modified so that it is valid and enforceable to the maximum extent permitted by law.

   c. **No Assignment.** This Agreement and Contractor's rights and obligations under this Agreement may not be assigned, delegated, or otherwise transferred, in whole or in part, by operation of law or otherwise, by Investor without Company's express prior written consent. Any attempted assignment, delegation, or transfer in violation of the foregoing will be null and void.

   d. **Notices.** Each party must deliver all notices, consents, and approvals required or permitted under this Agreement in writing to the other party at the address listed in the preamble by courier, by certified or registered mail (postage prepaid and return receipt requested), or by a nationally-recognized overnight carrier. Notice will be effective upon receipt or refusal of delivery. Each party may change its address for receipt of notice by giving notice of such change to the other party.

e. **Waiver.** All waivers must be in writing and signed by the party waiving any rights. Any waiver of this Agreement on one occasion will not be deemed a waiver of any other provision or of such provision on any other occasion.

f. **Entire Agreement; Amendments.** This Agreement is the final, complete, and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior or contemporaneous communications and understandings between the parties. No modification of or amendment to this Agreement will be effective unless in writing and signed by the party to be charged.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

("COMPANY")   Orion Electronics Company, Inc   **("INVESTOR")**

Signed: /s/ _ Paul Perkins_____   Signed: /s/ _____

Name: __Paul Perkins_____   Name: _____

Address:___57 E McMicken Ave, Apt 4R_____   Address: _____

_____Cincinnati, OH 45202_____   _____

Exhibit A - Investment Benefits

The following perks will be made available to investors:

Tier Level	Amount	Rewards
Sky	$100	- Social Media shout-out
Moon	$500	- Social Media shout-out - ORION Gift Package (T-shirt/Hat/Stickers/Pin)
Space	$1,000	- Social Media shout-out - ORION Gift Package (T-shirt/Hat/Stickers/Pin) - VIP access to ORIONGo Launch Concert/Bike Tour (Cincinnati Only)
Galaxy	$5,000	- Social Media shout-out - ORION Gift Package (T-shirt/Hat/Stickers/Pin) - VIP access to ORIONGo Launch Concert/Bike Tour - Adopt a Bike (Name/Company on Bike) - LifeTime ORIONGo Subscription
Universe	$10,000	- Social Media shout-out - ORION Gift Package (T-shirt/Hat/Stickers/Pin) - VIP access to ORIONGo Launch Concert/Bike Tour - Adopt a Bike (Name/Company on Bike) - Lifetime ORIONGo Subscription - Founder's Edition ORION Bike